SYNTAX-BRILLIAN CORPORATION
1600 N. Desert Drive
Tempe, AZ 85281-1230
December 7, 2007
Via Facsimile (202-772-9205) and EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Paul Fischer
Re: Syntax-Brillian Corporation
Form S-3/A
File No. 333-147573
Ladies and Gentlemen:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Syntax-Brillian Corporation (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 2:00 p.m., Eastern time, on Monday, December 10, 2007, or as soon as practicable thereafter.
     The Company acknowledges that (1) should the Commission or staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     As soon as the Commission has declared the Registration Statement effective, please call Brian H. Blaney at Greenberg Traurig, LLP at (602) 445-8322, and then send written confirmation to the addresses listed on the cover of the Registration Statement.

Very truly yours, SYNTAX-BRILLIAN CORPORATION
By:	/s/ John S. Hodgson
Name:	John S. Hodgson
Title:	Executive Vice President and Chief Financial Officer

cc: Brian H. Blaney